Exhibit 99.1

Silicon Motion Announces Results for the Period Ended March 31, 2024

NEWS RELEASE

Business Highlights

•	First quarter of 2024 sales decreased 6% Q/Q and increased 53% Y/Y

•	SSD controller sales: 1Q of 2024 increased 0% to 5% Q/Q and increased 35% to 40% Y/Y

•	eMMC+UFS controller sales: 1Q of 2024 decreased 10% to 15% Q/Q and increased 235% to 240% Y/Y

•	SSD solutions sales: 1Q of 2024 decreased 5% to 10% Q/Q and decreased 30% to 35% Y/Y

Financial Highlights

	1Q 2024 GAAP	1Q 2024 Non-GAAP
• Net sales	$189.3 million (-6% Q/Q, +53% Y/Y)	$189.3 million (-6% Q/Q, +53% Y/Y)
• Gross margin	45.0%	45.0%
• Operating margin	9.5%	12.0%
• Earnings per diluted ADS	$0.48	$0.64

TAIPEI, Taiwan and MILPITAS, Calif., May 3, 2024 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion”, the “Company” or “we”) today announced its financial results for the quarter ended March 31, 2024. For the first quarter of 2024, net sales (GAAP) decreased sequentially to $189.3 million from $202.4 million in the fourth quarter of 2023. Net income (GAAP) decreased to $16.0 million, or $0.48 per diluted American Depositary Share of the Company (“ADS”) (GAAP), from net income (GAAP) of $21.1 million, or $0.63 per diluted ADS (GAAP), in the fourth quarter of 2023.

For the first quarter of 2024, net income (non-GAAP) decreased to $21.6 million, or $0.64 per diluted ADS (non-GAAP), from net income (non-GAAP) of $31.3 million, or $0.93 per diluted ADS (non-GAAP), in the fourth quarter of 2023.

All financial numbers are in U.S. dollars unless otherwise noted.

First Quarter of 2024 Review

”Our business remained strong in the first quarter of 2024 as demand was stronger than expected and improving ASPs continued to drive better profitability,” said Wallace Kou, President and CEO of Silicon Motion. “Our client SSD revenue increased again for the fourth consecutive quarter as end-market demand stabilized and programs with our flash maker customers continue to scale. This was a strong start to 2024, and we are confident that we have the right products and the right customers to continue to grow our business and profitability throughout this year.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	1Q 2024	4Q 2023	1Q 2023	1Q 2024	4Q 2023	1Q 2023
Revenue	$189.3	$202.4	$124.1	$189.3	$202.4	$124.1
Gross profit Percent of revenue	$85.1 45.0%	$88.5 43.7%	$52.3 42.2%	$85.2 45.0%	$89.3 44.1%	$52.5 42.3%
Operating expenses	$67.2	$71.0	$46.8	$62.5	$61.5	$39.6
Operating income Percent of revenue	$18.0 9.5%	$17.6 8.7%	$5.5 4.4%	$22.6 12.0%	$27.8 13.8%	$12.9 10.4%
Earnings per diluted ADS	$0.48	$0.63	$0.30	$0.64	$0.93	$0.33

Other Financial Information

(in millions)	1Q 2024	4Q 2023	1Q 2023
Cash, cash equivalents, restricted cash and short-term investments—end of period	$349.3	$369.0	$280.3
Routine capital expenditures	$5.0	$3.5	$7.2
Dividend payments	$16.8	$16.7	—

During the first quarter of 2024, we had $10.7 million of capital expenditures, including $5.0 million for the routine purchase of testing equipment, software, design tools and other items, and $5.7 million for building construction in Hsinchu.

Business Outlook

“Our new programs with our flash maker customers are expected to continue to scale throughout this year as the move to increase outsourcing continues to build the foundation for long-term growth of our business,” said Wallace Kou, President and CEO of Silicon Motion. “Our highly differentiated controller solutions enable PC and smartphone OEMs to utilize high performance, higher density and lower cost solid state storage to enable cutting edge applications such as AI-at-the-edge. Based on our strong start to the year and our increasing backlog, we are increasing our full-year outlook. We expect our business will continue to improve steadily throughout 2024 as we continue to scale new SSD and eMMC+UFS controller programs that will also improve our ASPs and profitability steadily throughout this year.”

For the second quarter of 2024, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$199m to $208m +5% to 10% Q/Q +42% to 48% Y/Y	—	$199m to $208m +5% to 10% Q/Q +42% to 48% Y/Y
Gross margin	45.0% to 46.0%	Approximately $0.1m*	45.0% to 46.0%
Operating margin	15.0% to 16.3%	Approximately $2.5m to $3.0m**	16.5% to 17.5%

*	Projected gross margin (non-GAAP) excludes $0.1 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $2.5 million to $3.0 million of stock-based compensation and dispute related expenses.

For the full year 2024, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$800m to $830m +25% to 30% Y/Y	—	$800m to $830m +25% to 30% Y/Y
Gross margin	44.9% to 46.9%	Approximately $0.5m*	45.0% to 47.0%
Operating margin	10.7 % to 13.1%	Approximately $30.0m to $32.0m**	14.7% to 16.7%

*	Projected gross margin (non-GAAP) excludes $0.5 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $30.0 million to $32.0 million of stock-based compensation and dispute related expenses.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on May 3, 2024.

Conference Call Details

Participants must register in advance to join the conference call using the link provided below. Conference access information (including dial-in information and a unique access PIN) will be provided in the email received upon registration.

Participant Online Registration:

https://register.vevent.com/register/BI40d2db18873947349ee203bb703225f2

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating income (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP and may be different from similarly-titled non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Restructuring charges relate to the restructuring of our underperforming product lines, principally the write-down of NAND flash, embedded DRAM and SSD inventory valuation and severance payments.

M&A transaction expenses consist of legal, financial advisory and other fees related to the Transaction.

Dispute related expenses consist of legal, consultant and other fees.

Loss from settlement of litigation relates to an expense accrued in connection with a settlement of a lawsuit.

Foreign exchange loss (gain) consists of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Unrealized holding loss (gain) on investments relates to the net change in fair value of long-term investments.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2023	2023	2024
	($)	($)	($)
Net Sales	124,069	202,379	189,311
Cost of sales	71,766	113,854	104,191

Gross profit	52,303	88,525	85,120
Operating expenses
Research & development	34,850	56,432	54,392
Sales & marketing	6,605	6,205	6,304
General & administrative	5,363	7,600	6,474
Loss from settlement of litigation	—	720	—

Operating income	5,485	17,568	17,950
Non-operating income (expense)
Interest income, net	1,810	4,221	3,066
Foreign exchange gain (loss), net	238	(1,117)	588
Unrealized holding gain(loss) on investments	4,746	(51)	(1,608)
Others, net	—	8	—

Subtotal	6,794	3,061	2,046

Income before income tax	12,279	20,629	19,996
Income tax expense (benefit)	2,129	(464)	3,980

Net income	10,150	21,093	16,016

Earnings per basic ADS	0.31	0.63	0.48
Earnings per diluted ADS	0.30	0.63	0.48
Margin Analysis:
Gross margin	42.2%	43.7%	45.0%
Operating margin	4.4%	8.7%	9.5%
Net margin	8.2%	10.4%	8.5%
Additional Data:
Weighted avg. ADS equivalents	33,176	33,416	33,508
Diluted ADS equivalents	33,381	33,587	33,701

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2023	2023	2024
	($)	($)	($)
Gross profit (GAAP)	52,303	88,525	85,120
Gross margin (GAAP)	42.2%	43.7%	45.0%
Stock-based compensation (A)	135	106	72
Restructuring charges	37	648	—
Gross profit (non-GAAP)	52,475	89,279	85,192
Gross margin (non-GAAP)	42.3%	44.1%	45.0%
Operating expenses (GAAP)	46,818	70,957	67,170
Stock-based compensation (A)	(5,350)	(5,680)	(3,093)
M&A transaction expenses	(637)	288	—
Dispute related expenses		(2,757)	(1,532)
Restructuring charges	(1,256)	(638)	—
Loss from settlement of litigation	—	(720)	—
Operating expenses (non-GAAP)	39,575	61,450	62,545
Operating profit (GAAP)	5,485	17,568	17,950
Operating margin (GAAP)	4.4%	8.7%	9.5%
Total adjustments to operating profit	7,415	10,261	4,697
Operating profit (non-GAAP)	12,900	27,829	22,647
Operating margin (non-GAAP)	10.4%	13.8%	12.0%
Non-operating income (expense) (GAAP)	6,794	3,061	2,046
Foreign exchange loss (gain), net	(238)	1,117	(588)
Unrealized holding loss (gain) on investments	(4,746)	51	1,608
Non-operating income (expense) (non-GAAP)	1,810	4,229	3,066
Net income (GAAP)	10,150	21,093	16,016
Total pre-tax impact of non-GAAP adjustments	2,431	11,429	5,717
Income tax impact of non-GAAP adjustments	(1,418)	(1,202)	(147)
Net income (non-GAAP)	11,163	31,320	21,586
Earnings per diluted ADS (GAAP)	$0.30	$0.63	$0.48

Earnings per diluted ADS (non-GAAP)	$0.33	$0.93	$0.64
Shares used in computing earnings per diluted ADS (GAAP)	33,381	33,587	33,701
Non-GAAP adjustments	167	110	26
Shares used in computing earnings per diluted ADS (non-GAAP)	33,548	33,697	33,727
(A) Excludes stock-based compensation as follows:
Cost of sales	135	106	72
Research & development	3,868	4,103	2,143
Sales & marketing	541	361	347
General & administrative	941	1,216	603

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Mar. 31,	Dec. 31,	Mar. 31,
	2023	2023	2024
	($)	($)	($)
Cash and cash equivalents	225,382	314,302	294,814
Accounts receivable (net)	145,772	194,701	186,154
Inventories	307,662	216,950	253,316
Refundable deposits – current	49,492	49,656	49,610
Prepaid expenses and other current assets	14,115	17,636	17,944

Total current assets	742,423	793,245	801,838
Long-term investments	14,068	17,116	15,489
Property and equipment (net)	147,115	167,417	174,420
Other assets	24,592	30,183	32,529

Total assets	928,198	1,007,961	1,024,276

Accounts payable	35,373	55,586	64,810
Income tax payable	43,685	7,544	10,702
Accrued expenses and other current liabilities	55,644	149,680	135,425

Total current liabilities	134,702	212,810	210,937
Other liabilities	45,223	60,455	59,883

Total liabilities	179,925	273,265	270,820
Shareholders’ equity	748,273	734,696	753,456

Total liabilities & shareholders’ equity	928,198	1,007,961	1,024,276

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended
	Mar. 31, 2023 ($)	Dec. 31, 2023 ($)	Mar. 31, 2024 ($)
Net income	10,150	21,093	16,016
Depreciation & amortization	5,608	5,356	5,608
Stock-based compensation	5,485	5,786	3,165
Investment losses (gain) & disposals	(4,746)	(432)	1,608
Changes in operating assets and liabilities	(9,525)	11,582	(18,586)

Net cash provided by operating activities	6,972	43,385	7,811

Purchase of property & equipment	(13,550)	(9,530)	(10,749)

Net cash used in investing activities	(13,550)	(9,530)	(10,749)

Dividend payments	—	(16,676)	(16,808)

Net cash used in financing activities	—	(16,676)	(16,808)

Net increase (decrease) in cash, cash equivalents & restricted cash	(6,578)	17,179	(19,746)
Effect of foreign exchange changes	(177)	1,508	35
Cash, cash equivalents & restricted cash - beginning of period	287,055	350,303	368,990

Cash, cash equivalents & restricted cash - end of period	280,300	368,990	349,279

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes the uncertainties associated with any future outbreaks of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain or other similar global or regional pandemic; the continuing tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2024. Other than as required under the securities laws, we do not intend, and do not undertake any obligation to, update or revise any forward-looking statements, which apply only as of the date of this press release.

Silicon Motion Investor Contacts:

Jason Tsai	Selina Hsieh
Interim Chief Financial Officer	Investor Relations
jtsai@siliconmotion.com	ir@siliconmotion.com

Media Contact:

Dan Scorpio, H/Advisors Abernathy

Dan.scorpio@h-advisors.global